SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-20619

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 11-K
☐ Form 20-F  ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Matria Healthcare, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 1850 Parkway Place

City, State and Zip Code: Marietta, Georgia 30067

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

As a result of the Company’s previously announced restatement of its unaudited financial statements for the period ended September 30, 2006, the Company needs additional time to complete its Annual Report on Form 10-K. The Company expects to file the Form 10-K within 15 days of the prescribed due date for the report.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Roberta L. McCaw	(770)	767-8332
(Name)	(Area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s previously released preliminary financial results, the Company expects to report a significant increase in both net revenues from continuing operations (from $179.2 million to $336.1 million) and earnings from continuing operations (from $4.0 million to $18.5 million) for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increases result, in part, from the Company’s completion of its acquisition of CorSolutions Medical, Inc. in January 2006 and the integration of the business operations of its acquisitions completed in 2005.

Matria Healthcare, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 16, 2007   By:
Name:  Parker H. Petit
Title:  Chairman and Chief Executive Officer